SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, and Form S-8 No. 333-13846.

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: May 31, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, May 31, 2005

CANADIAN PACIFIC RAILWAY LIMITED ANNOUNCES SHARE REPURCHASE PROGRAM

CALGARY, Alberta — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that it has made the necessary filings for a normal course issuer bid to purchase for cancellation up to 2,500,000 of its outstanding common shares, or approximately 1.6 per cent of the 158,976,508 common shares outstanding at May 25, 2005.

Share purchases may be made during the period beginning June 6, 2005 and ending June 5, 2006. The price CPR will pay for any common shares will be the market price at the time of purchase. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, and will be in accordance with the normal course issuer bid procedures under Canadian securities laws and the policies of the Toronto Stock Exchange.

“This will mitigate dilution that may occur as a result of stock options being exercised under the Company’s long term incentive compensation program and support shareholder value by enhancing the underlying value of CPR’s remaining outstanding shares,” Mike Waites, Executive Vice-President and Chief Financial Officer of CPR, said.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President – Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
email: len_cocolicchio@cpr.ca	email: investor@cpr.ca